Exhibit 99.13

Announcement from Baan Company N.V. (in liquidation)

Invensys Administratie B.V., acting as liquidator of Baan Company N.V. (in liquidation) with registered office at Barneveld, The Netherlands, (the “Liquidator”) announces that on 4 October 2010 the District Court of Arnhem has authorized the Liquidator pursuant to Section 2:23b paragraph 6 of the Dutch Civil Code (“DCC”) to make a provisional distribution of € 2.50 per ordinary share.

The Liquidator resolved to make this interim distribution on 22 October 2010. Dividend withholding tax of € 0.06 per share will be withheld from the interim distribution, so that shareholders subject to dividend withholding tax will receive € 2.44 net per share. The record date for the distribution on Euronext Amsterdam is 8 October 2010 and on Euronext Amsterdam, the shares will be traded ex the interim distribution as from 6 October 2010.

Agent for the Netherlands: The Royal Bank of Scotland N.V. (tel. +31 20 464 3707, email: corporate.actions@rbs.com)

Shareholders holding their shares through an intermediary in Euroclear Nederland will receive the distribution through their intermediary; holders of New York Registry Shares (“NYRSs”) will receive their distribution from JPMorgan Chase Bank N.A., the New York Transfer Agent, Registrar and Dividend Disbursing Agent (“the New York Agent”), which will arrange to convert the provisional distribution into US dollars for distribution to NYRS holders. The record date for NYRS’s will be 15 October 2010. The US dollar distribution on NYRSs will be made through the Depository Trust Company (“DTC”) to holders holding NYRSs through a DTC participant. Registered NYRS holders will receive their payment directly from the New York Agent. Payment on the NYRS will occur as soon as practicable after October 22, 2010.

From the release of this announcement until 16 October 2010 no conversion will be possible of NYRSs into shares traded on Euronext Amsterdam nor vice versa.

When the pending litigation relating to the plan of distribution filed by the Liquidator on 26 October 2009 with the Trade Register has been finally resolved, the Liquidator expects to make the final distribution. After the provisional distribution that is announced hereby, the final distribution will be € 0.35 per share. At this point in time it is not known when the Liquidator will be in the position to make this final distribution. The Liquidator will make a further announcement when the final distribution will be made. Upon the final distribution the shares of Baan Company N.V. (in liquidation) will be delisted and the company and its shares will have ceased to exist.

Barneveld, 5 October 2010

Invensys Administratie B.V.

Baarnsche dijk 10

3741 LL Baarn